Exhibit 26

GROWN ROGUE INTERNATIONAL INC.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months ended July 31, 2023, and 2022

Expressed in United States Dollars

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements have been prepared by the Company’s management and the Company’s independent auditors have not performed a review of these interim financial statements.

Notes to the Consolidated Financial Statements

i

Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Financial Position

Unaudited - Expressed in United States Dollars

	July 31, 2023	October 31, 2022
	$	$
ASSETS
Current assets
Cash and cash equivalents	8,482,768	1,582,384
Accounts receivable (Note 18)	2,276,195	1,643,959
Warrants receivable (Note 13.2)	1,232,253	-
Biological assets (Note 3)	1,987,677	1,199,519
Inventory (Note 4)	2,702,618	3,131,877
Prepaid expenses and other assets	465,756	352,274
Total current assets	17,147,267	7,910,013
Property and equipment (Note 8)	9,118,551	7,734,901
Other investments and purchase deposits	211,041	-
Intangible assets and goodwill (Note 9)	725,668	725,668
TOTAL ASSETS	27,202,527	16,370,582

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,720,596	1,821,875
Current portion of lease liabilities (Note 7)	920,118	1,025,373
Current portion of long-term debt (Note 10)	1,445,050	1,769,600
Business acquisition consideration payable (Note 5)	360,000	-
Warrants payable (Note 13.2)	1,232,253	360,000
Unearned revenue	88,126	28,024
Derivative liability (Note 11.1 and Note 11.2)	4,708,194	-
Income tax	366,056	311,032
Total current liabilities	10,840,393	5,315,904
Lease liabilities (Note 7)	2,484,597	1,275,756
Long-term debt (Note 10)	199,391	839,222
Convertible debentures (Note 11.1 and Note 11.2)	3,140,188	-
TOTAL LIABILITIES	16,664,569	7,430,882

EQUITY
Share capital (Note 12)	21,894,633	21,858,827
Shares issuable (Note 12)	-	35,806
Contributed surplus (Notes 13, 14)	6,752,429	6,505,092
Accumulated other comprehensive loss	(108,696)	(109,613)
Accumulated deficit	(18,893,089)	(21,356,891)
Equity attributable to shareholders	9,645,277	6,933,221
Non-controlling interests (Note 22)	892,681	2,006,479
TOTAL EQUITY	10,537,958	8,939,700
TOTAL LIABILITIES AND EQUITY	27,202,527	16,370,582

Going Concern (Note 2)

Approved on behalf of the Board of Directors:

Signed “J. Obie Strickler”, Director	Signed “Stephen Gledhill”, Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Comprehensive Income

Unaudited - Expressed in United States Dollars

	Three months ended July 31,		Nine months ended July 31,
	2023	2022	2023	2022
	$	$	$	$
Revenue
Product sales	6,076,652	4,251,808	16,340,689	12,684,648
Service revenue (Note 2.5)	219,065	-	490,205	-
Total revenue	6,295,717	4,251,808	16,830,894	12,684,648

Cost of goods sold
Cost of finished cannabis inventory sold	(3,047,971)	(2,226,593)	(8,149,809)	(6,091,066)
Costs of service revenue	(99,212)	-	(224,636)	-
Gross profit, excluding fair value items	3,148,534	2,025,215	8,456,449	6,593,582
Realized fair value amounts in inventory sold	(585,392)	(788,083)	(1,829,170)	(2,779,674)
Unrealized fair value gain on growth of biological assets	583,879	707,453	1,634,625	2,667,102
Gross profit	3,147,021	1,944,585	8,261,904	6,481,010
Expenses
Accretion expense	234,028	68,736	597,909	358,215
Amortization of property and equipment	196,363	238,497	379,822	530,190
General and administrative	1,641,725	1,207,892	4,584,488	4,281,351
Share-based compensation	97,672	12,194	248,857	61,680
Total expenses	2,169,788	1,527,319	5,811,076	5,231,436
Income from operations	977,233	417,266	2,450,828	1,249,574
Other income and (expense)
Interest expense	(91,623)	(98,084)	(285,190)	(323,645)
Other income (expense)	13,566	(1,420)	407,263	(8,226)
Gain on debt settlement	-	455,674	-	455,674
Unrealized loss on marketable securities	-	(146,891)	-	(333,777)
Unrealized loss on derivative liability	(472,970)	-	(679,322)	-
Loss on disposal of property and equipment	-	-	(168,144)	(6,250)
Gain from operations before taxes	426,206	626,545	1,725,435	1,033,350
Income tax	(80,718)	(55,139)	(375,431)	(161,769)
Net income	345,488	571,406	1,350,004	871,581
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation gain (loss)	4,227	(788)	917	(16,479)
Total comprehensive income	349,715	570,618	1,350,921	855,102
Gain per share attributable to owners of the parent – basic and diluted	0.00	0.00	0.00	0.00
Weighted average shares outstanding – basic and diluted	170,832,611	170,632,611	170,781,329	168,708,942

Net income (loss) for the period attributable to:
Non-controlling interest	75,837	249,055	(220,315)	(64,123)
Shareholders	269,651	322,351	1,570,319	935,704
Net income	345,488	571,406	1,350,004	871,581

Comprehensive income (loss) for the period attributable to:
Non-controlling interest	75,837	249,055	(220,315)	(64,123)
Shareholders	273,878	321,563	1,571,236	919,225
Total comprehensive income	349,715	570,618	1,350,921	855,102

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Condensed Interim Consolidated Statements of Changes in Equity

Unaudited - Expressed in United States Dollars

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non-controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2022	170,632,611	21,858,827	35,806	6,505,092	(109,613)	(21,356,891)	2,006,479	8,939,700
Issuance of shares underlying shares issuable (Note 12.1)	200,000	35,806	(35,806)	-	-	-	-	-
Stock option vesting expense	-	-	-	247,337	-	-	-	247,337
Currency translation adjustment	-	-	-	-	917	-	-	917
Exercise of option to acquire 87% of Canopy membership units					-	893,483	(893,483)	-
Net income (loss)	-	-	-	-	-	1,570,319	(220,315)	1,350,004
Balance – July 31, 2023	170,832,611	21,894,633	-	6,752,429	(108,696)	(18,893,089)	892,681	10,537,958

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non-controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2021	156,936,876	20,499,031	74,338	6,407,935	(90,378)	(21,804,349)	2,003,986	7,120,563
Shares issued for employment, director, & consulting services (Note 12.2)	529,335	59,796	(38,532)	-	-	-	-	21,264
Private placement of shares (Note 12.3)	13,166,400	1,300,000	-	-	-	-	-	1,300,000
Stock option vesting	-	-	-	87,333	-	-	-	87,333
Currency translation adjustment	-	-	-	-	(16,479)	-	-	(16,479)
Net income (loss)	-	-	-	-		935,704	(64,123)	3871,581
Balance – July 31, 2022	170,632,611	21,858,827	35,806	6,495,268	(106,857)	(20,868,645)	1,969,863	9,384,262

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Condensed Interim Consolidated Cash Flow Statements

Unaudited - Expressed in United States Dollars

	Nine months ended July 31,
	2023	2022
	$	$
Operating activities
Net income	1,350,004	871,581
Adjustments for non-cash items in net income:
Amortization of property and equipment	379,822	530,190
Amortization of property and equipment included in costs of inventory sold	1,268,928	589,884
Unrealized gain on changes in fair value of biological assets	(1,634,625)	(2,667,102)
Changes in fair value of inventory sold	1,829,170	2,779,674
Share-based compensation	-	21,264
Stock option expense	247,337	87,333
Accretion expense	597,909	358,215
Loss on disposal of property & equipment	168,144	6,250
Gain on debt settlement	-	(455,674)
Unrealized loss on marketable securities	-	333,777
Loss on fair value of derivative liability	679,322	-
Effects of foreign exchange	3,270	3,181
	4,889,281	2,458,576
Changes in non-cash working capital (Note 15)	(1,203,332)	(1,135,375)
Net cash provided by operating activities	3,685,949	1,323,198

Investing activities
Purchase of property and equipment and intangibles	(735,718)	(822,982)
Other investment	(211,041)	-
Payments of acquisition payable	-	(2,000)
Net cash used in investing activities	(946,759)	(824,982)

Financing activities
Proceeds from convertible debentures	7,000,000	-
Proceeds from long-term debt	-	100,000
Proceeds from private placement	-	1,300,000
Repayment of long-term debt	(1,290,585	(601,160)
Repayment of convertible debentures	(105,000)	-
Payments of lease principal	(1,443,221)	(880,378)
Net cash provided by financing activities	4,161,194	(81,538)

Change in cash	6,900,384	416,678
Cash balance, beginning	1,582,384	1,114,033
Cash balance, ending	8,482,768	1,530,711

Supplemental cash flow disclosures (Note 16)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

1.	Corporate Information and Defined Terms

1.1	Corporate Information

These unaudited condensed interim consolidated financial statements for the three and nine months ended July 31, 2023, and 2022, include the accounts of Grown Rogue International Inc. and its subsidiaries. The registered office is located at 40 King St W Suite 5800, Toronto, ON M5H 3S1.

Grown Rogue International Inc.’s subsidiaries and ownership thereof are summarized in the table below.

Company	Ownership	Defined Term
Grown Rogue International Inc.	100% owner of GR Unlimited	The “Company”
Grown Rogue Unlimited, LLC	100% by the Company	“GR Unlimited”
Grown Rogue Gardens, LLC	100% by Grown Rogue Unlimited, LLC	“GR Gardens”
GRU Properties, LLC	100% by Grown Rogue Unlimited, LLC	“GRU Properties”
GRIP, LLC	100% by Grown Rogue Unlimited, LLC	“GRIP”
Grown Rogue Distribution, LLC	100% by Grown Rogue Unlimited, LLC	“GR Distribution”
GR Michigan, LLC	87% by Grown Rogue Unlimited, LLC	“GR Michigan”
Idalia, LLC	60% by Grown Rogue Unlimited, LLC	“Idalia”
Canopy Management, LLC	87% by Grown Rogue Unlimited, LLC	“Canopy”
Golden Harvests, LLC	60% by Canopy Management, LLC	“Golden Harvests”

The Company is primarily engaged in the business of growing and selling cannabis products. The primary cannabis product produced and sold is cannabis flower.

1.2	Defined Terms

Following are certain defined terms used herein:

Term	Defined Term	Reference
General terms:
International Financial Reporting Standards	“IFRS”
International Accounting Standards	“IAS”
International Accounting Standards Board	“IASB”
United States dollar	“U.S. dollar”
Fair value less costs to sell	“FVLCTS”

Terms related to the Company’s locations:
Outdoor grow property located in Trail, Oregon leased from CEO	“Trail”
Outdoor post-harvest facility located in Medford, Oregon leased from CEO	“Lars”

Terms related to officers and directors of the Company:
President & Chief Executive Officer	“CEO”
Chief Financial Officer	“CFO”
Senior Vice President of GR Unlimited	“SVP”
Chief Operating Officer (position eliminated in December 2021)	“COO”

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Term	Defined Term	Reference
Terms related to transactions with High Street Capital Partners, LLC:
High Street Capital Partners, LLC	“HSCP”	Note 6.1
Agreement of the Company to acquire substantially all of the assets of the growing and retail operations of HSCP	“HSCP Transaction”	Note 6.1
Management Services Agreement with HSCP	“HSCP MSA”	Note 6.1
Principal Payment of $500,000 due to HSCP on May 1, 2023	“First Principal Payment”	Note 10.1

Terms related to transactions with Plant-Based Investment Corp.:
Plant-Based Investment Corp., formerly related party	“PBIC”
Unsecured promissory note agreement with PBIC of September 9, 2021	“PBIC Note”	Note 10.2
The Company’s sun-grown A-flower 2021 harvest, defined in the PBIC Note	“Harvest”	Note 10.2
The Company’s former ownership of 2,362,204 shares of PBIC	“PBIC Shares”	Note 10.2
2766923 Ontario Inc., receiver of PBIC Shares from the Company as part of the settlement of the PBIC Note	“Creditor”	Note 10.2

Terms related to Convertible Debentures issued in December 2022:
Convertible debentures with aggregate principal amount of $2,000,000 issued in December 2022	“December Convertible Debentures”	Note 11.1
Purchasers of Convertible Debentures	“Purchasers”	Note 11.1
6,716,499 warrants issued to the Purchasers	“December Warrants”	Note 11.1

Terms related to Convertible Debentures issued in July 2023:
Convertible debentures with aggregate principal amount of $5,000,000 issued in July 2023	“July Convertible Debentures”	Note 11.2
Subscribers of Convertible Debentures	“Subscribers”	Note 11.2
13,737,500 warrants issued to the Subscribers	“July Warrants”	Note 11.2

Terms related to December 2021 non-brokered private placement of common shares:
Non-brokered private placement of common shares (“Private Placement”) for total gross proceeds of $1,300,000	“Private Placement”	Note 12.3

Terms related to March 2021 brokered private placement of special warrants:
Agent for March 2021 brokered private placement of special warrants	“Agent”	Note 13.1
March 2021 brokered private placement of special warrants	“Offering”
An aggregate of 1,127,758 broker warrants of the Company	“Broker Warrants”	Note 13.1
Compensation options, resulting from exercise of Broker Warrants	“Compensation Options”	Note 13.1
Warrants for consideration of advisory services issued to the Agent	“Advisory Warrants”	Note 13.1

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Term	Defined Term	Reference
The Broker Warrants and Advisory Warrants referred to collectively	“Agent Warrants”	Note 13.1
One unit of the Company resulting from exercise of a Compensation Option, comprised of one common share and one common share purchase warrant	“Compensation Unit”	Note 13.1
Warrant resulting from Compensation Option	“Compensation Warrant”	Note 13.1

Terms related to consulting agreement with Goodness Growth
Goodness Growth Holdings, Inc. (CSE: GDNS; OTCQX: GDNSF)	“Goodness Growth”	Note 13.2
The consulting agreement under which the Company provides services to Goodness Growth	“Consulting Agreement”	Note 13.2
Volume weighted average price	“VWAP”	Note 13.2

2.	Significant Accounting Policies and Judgments and Defined Terms

2.1	Statement of Compliance and Going Concern

The financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting, applicable to a going concern, which contemplates the realization of assets and liabilities in the normal course of business as they become due.

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. Although during the nine months ended July 31, 2023, the Company generated net income of approximately $1.4 million, it has historically incurred net losses, and as of that date, the Company’s accumulated deficit was approximately $18.9 million. These conditions have resulted in material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and generating positive cash flows from operations as well as obtaining suitable financing, if required. The accompanying financial statements do not reflect any adjustment that might result from the outcome of this uncertainty. If the going concern assumption is not used, then the adjustments required to report the Company’s assets and liabilities at liquidation values could be material to these financial statements.

These financial statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with our annual consolidated financial statements for the year ended October 31, 2022. These unaudited condensed interim financial statements were authorized for issuance by the Board of Directors on September 27, 2023.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

2.2	Basis of Consolidation

The subsidiaries are those companies controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the subsidiaries by way of its ownership and rights pertaining to the subsidiaries. The financial statements of subsidiaries are included in these financial statements from the date that control commences until the date control ceases. All intercompany balances and transactions have been eliminated upon consolidation.

2.3	Basis of Measurement

These financial statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value, as described herein.

2.4	Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar, and the functional currency of its subsidiaries is the United States dollar. These financial statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the statements of loss and comprehensive loss.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive loss and reported as currency translation reserve in shareholders’ equity.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive loss.

The preparation of these financial statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, and expenses. Areas that have the most significant effect on the amounts recognized in the financial statements are disclosed in Note 3 of the Company’s consolidated financial statements for the year ended October 31, 2022. The accounting policies applied in these financial statements are consistent with those used in the Company’s consolidated financial statements for the year ended October 31, 2022, except for the adoption of new accounting policies (Note 2.5).

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

2.5	Service Revenue

On May 24, 2023, GR Unlimited entered into the Consulting Agreement with Goodness Growth. Under the Consulting Agreement, GR Unlimited will support Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota.

Under the initial term of the Consulting Agreement, which expires on June 30, 2025, Goodness Growth will provide compensation to GR Unlimited for sustained consulting support, including input on systems and processes, and recommendations to improve Goodness Growth’s cultivation operations. GR Unlimited will be entitled to receive additional incentive compensation if the services provided result in improved cash flow performance as compared to Goodness Growth’s baseline expectations over the term of the agreement.

The Consulting Agreement provides for service revenue earned to be calculated beginning January 2023, and the service revenue reported for the three months ended July 31, 2023, reflect earnings from May 1, 2023 through July 31, 2023. The Company reported service revenue of $219, 065 and cost of service revenue of $99,212 for Q3 2023. Also see Note 13.2 for further discussion of the terms of the Consulting Agreement.

2.6	Adoption of New Accounting Pronouncements

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to the standards process of IFRS, the IASB issued amendments to IAS 41 - Agriculture. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13 - Fair Value Measurement. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company adopted the Amendments to IAS 41 effective November 1, 2022, which did not have material impact to the Company’s financial statements.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to the standards process of IFRS, the IASB issued amendments to IFRS 9 - Financial Instruments. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company adopted the Amendments to IFRS 9 effective November 1, 2022, which did not have material impact to the Company’s financial statements.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company adopted the Amendments to IAS 37 – Onerous Contracts and the Cost of Fulfilling a Contract effective November 1, 2022, which did not have material impact to the Company’s financial statements.

2.7	New Accounting Pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

IFRS 17 – Insurance Contracts

IFRS 17 - Insurance Contracts establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

3.	Biological Assets

Biological assets consist of cannabis plants, which reflect measurement at FVLCTS. Changes in the carrying amounts of biological assets for the nine months ended July 31, 2023, are as follows:

	July 31, 2023	October 31, 2022
	$	$
Beginning balance	1,199,519	1,188,552
Increase in biological assets due to capitalized costs	4,791,502	5,630,863
Change in FVLCTS due to biological transformation	1,634,625	3,278,572
Transferred to inventory upon harvest	(5,637,969)	(8,898,468)
Ending balance	1,987,677	1,199,519

FVLCTS is determined using a model which estimates the expected harvest yield for plants currently being cultivated, and then adjusts that amount for the expected selling price and also for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

-	Expected costs required to grow the cannabis up to the point of harvest

-	Estimated selling price per pound

-	Expected yield from the cannabis plants

-	Estimated stage of growth – the Company applied a weighted average number of days out of the approximately 62-day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value according to the stage of growth and estimated costs to complete cultivation.

			Impact of 20% change
	July 31, 2023	October 31, 2022	July 31, 2023	October 31, 2022
Estimated selling price per (pound)	$960	$817	$350,278	$246,397
Estimated stage of growth	54%	49%	$286,733	$204,814
Estimated flower yield per harvest (pound)	3,397	2,638	$286,733	$204,814

4.	Inventory

The Company’s inventory composition is as follows:

	July 31, 2023	October 31, 2022
	$	$
Raw materials	343,438	134,926
Work in process	1,925,585	2,735,000
Finished goods	433,595	261,951
Ending balance	2,702,618	3,131,877

The cost of inventories, excluding changes in fair value, included as an expense and included in cost of goods sold for the nine months ended July 31, 2023, was $8,149,809 (2022 - $6,091,066). The cost of inventories, excluding changes in fair value, included as an expense and included in cost of goods sold for the three months ended July 31, 2023, was $3,047,971 (2022 - $2,226,593).

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

5.	Business combinations

5.1	Golden Harvests

On May 1, 2021, the Company acquired a controlling 60% interest in Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of $158,181 and cash payments of $849,536. Consideration remaining to be paid at the date of these financial statements included cash payments of $360,000. During the nine months ended July 31, 2023, 200,000 common shares issuable since May 1, 2021, with an aggregate fair value of $35,806, were issued.

On December 1, 2021, the Company and the seller of the 60% controlling interest in Golden Harvests agreed to extend the due date of the cash portion of business acquisition consideration payable until December 31, 2024, in exchange for monthly payments at a rate of 18% per annum. The Company may pay all or part of the cash portion of the business acquisition consideration payable prior to December 31, 2024. The following table summarizes the movement in business acquisition consideration payable.

Business acquisition consideration payable	$
Acquisition date fair value	370,537
Payments	(8,000)
Application of prepayments	(4,000)
Accretion	1,463
Balance – October 31, 2022 and July 31, 2023	360,000

Pg 14 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

6.	Other investments and purchase deposits

6.1	Investment in assets sold by HSCP

On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations pursuant to the HSCP Transaction, for an aggregate total of $3,000,000 in consideration, payable in a series of tranches, subject to receipt of all necessary regulatory and other approvals. A payment of $250,000 was to be due at closing and the payment of the remaining purchase price was to depend on the timing of the closing. If the closing were to take place before the 12-month anniversary date of the February 5, 2021, effective date, the remaining balance of $2,000,000 would be paid by a promissory note payable. If the closing were to take place after the 12-month anniversary date but before the 18-month anniversary date, the remaining balance would be paid $750,000 in cash and $1,250,000 by a promissory note payable. If the closing were to take place later than the 18-month anniversary date, the remaining $2,000,000 would be paid in cash. The Company also executed the HSCP MSA, a management services agreement, pursuant to which the Company agreed to pay $21,500 per month as consideration for services rendered thereunder, until the completion of the HSCP Transaction. In accordance with the MSA, the Company owned all production from the growing assets derived from the growing operations of HSCP, and the Company operated the growing facility of HSCP under the MSA until receipt of the necessary regulatory approvals relating to the acquisition by the Company of HSCP’s growing assets. The Company had no involvement with the retail operations contemplated in the agreement until the HSCP Transaction was completed.

On April 14, 2022, the HSCP Transaction closed with modifications to the original terms: the retail purchase was mutually terminated, and total consideration for the acquisition was reduced to $2,000,000. Upon closing, the Company had paid $750,000 towards the acquisition, and owed a promissory note payable with a principal sum of $1,250,000, of which $500,000 was on August 1, 2022, and $750,000 was on May 1, 2023. The agreement was amended August 1, 2022, as described at Note 10.1.

Pg 15 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

7.	Leases

The following is a continuity schedule of lease liabilities.

	July 31, 2023	October 31, 2022
	$	$
Balance - beginning	2,301,129	2,360,438
Additions	2,546,807	1,030,429
Disposals	-	-
Interest expense on lease liabilities	203,297	243,360
Payments	(1,646,518)	(1,333,098)
Balance - ending	3,404,715	2,301,129
Current portion	920,118	1,025,373
Non-current portion	2,484,597	1,275,756

8.	Property and Equipment

	Computer and Office Equipment	Production Equipment and Other	Leasehold Improvements	Right-of- use Assets	Total
	$	$	$	$	$
COST
Balance - October 31, 2021	16,283	511,167	4,978,088	3,328,032	8,833,570
Additions	-	34,690	3,014,807	951,377	4,000,874
Disposals	-	(2,825)	(10,375)	-	(13,200)
Balance - October 31, 2022	16,283	543,032	7,982,520	4,279,409	12,821,244
Additions	-	16,894	820,009	2,546,807	3,383,710
Disposals	-	(3,339)	(3,862)	(281,707)	(288,908)
Balance – July 31, 2023	16,283	556,587	8,798,667	6,544,509	15,916,046
ACCUMULATED AMORTIZATION
Balance - October 31, 2021	16,283	196,103	2,017,029	861,571	3,090,986
Amortization for the period	-	114,197	706,567	1,181,543	2,002,307
Disposals	-	(895)	(6,055)	-	(6,950)
Balance - October 31, 2022	16,283	309,405	2,717,541	2,043,114	5,086,343
Amortization for the period	-	70,373	812,259	949,284	1,831,916
Disposals	-	(2,584)	(802)	(117,378)	(120,764)
Balance – July 31, 2023	16,283	377,194	3,528,998	2,875,020	6,797,495
NET BOOK VALUE
Balance - October 31, 2022	-	233,627	5,264,979	2,236,295	7,734,901
Balance – July 31, 2023	-	179,393	5,269,669	3,669,489	9,118,551

For the nine months ended July 31, 2023, amortization capitalized was $1,452,094 (2022 - $848,378) and expensed amortization was $379,822 (2022 - $530,190).

Pg 16 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

9.	Intangible assets and goodwill

	July 31, 2023	October 31, 2022
Indefinite lived intangible assets and goodwill	$	$
Balance – beginning	725,668	399,338
Additions – grower licenses	-	326,330
Balance – ending	725,668	725,668

Additions during the year ended October 31, 2022, resulted from the HSCP Transaction (Note 6.1).

10.	Long-term Debt

Transactions related to the Company’s long-term debt for the nine months ended July 31, 2023, include the following:

	Note
Movement in long-term debt	10.1	10.2	10.3	10.4	10.5	10.6	10.7	Total $
Balance - October 31, 2021	-	600,572	249,064	280,567	150,000	142,997	786,461	2,209,661
Additions to debt	1,250,000	100,000	-	-	-	-	-	1,350,000
Settlement of debt	-	(706,352)	-	-	-	-	-	(706,352)
Interest accretion	-	5,780	79,046	71,443	-	36,594	295,453	488,316
Debt payments	-	-	(25,000)	(25,000)	(150,000)	(12,500)	(520,303)	(732,803)
Balance - October 31, 2022	1,250,000	-	303,110	327,010	-	167,091	561,611	2,608,822
Interest accretion	-	-	70,550	61,315	-	31,474	162,865	326,204
Debt payments	(750,000)	-	(18,750)	(18,750)	-	(9,375)	(493,710	(1,290,585)
Balance – July 31, 2023	500,000	-	354,910	369,575	-	189,190	230,766	1,644,441
Current portion	500,000	-	276,345	288,685	-	149,254	230,766	1,445,050
Non-current portion	-	-	78,565	80,890	-	39,936	-	199,391

	Note
Undiscounted future payments at:	10.1	10.2	10.3	10.4	10.5	10.6	10.7	Total $
October 31, 2022	1,250,000	-	456,250	457,991	-	225,799	754,150	3,144,190
July 31, 2023	500,000	-	437,500	439,241	-	216,424	260,440	1,853,605
Current portion	500,000		350,000	350,870		172,795	260,440	1,634,105
Non-current portion			87,500	88,371		43,629		219,500

10.1	12.5% note payable owed by GR Distribution to HSCP with original principal amount of $1,250,000

On April 14, 2022, the Company purchased indoor growing assets from HSCP (Note 6.1). Purchase consideration included a secured promissory note payable with a principal sum of $1,250,000, of which $500,000 was due on August 1, 2022 and $750,000 was due on May 1, 2023, before amendment of the agreement, which is described below. Collateral for the secured promissory note payable is comprised of the assets purchased.

Pg 17 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

On August 1, 2022, the terms of the Secured Promissory Note between GR Distribution and HSCP, were amended. As amended, the Secured Promissory Note will be fully settled by two principal amounts of $500,000 (the First Principal Payment) and $750,000 due on May 1, 2023. Beginning on August 1, 2022, and continuing until repaid in full, the unpaid portion of the First Principal Amount will accrue simple interest at a rate per annum of 12.5%, payable monthly. In the event the Company raises capital, principal payments shall be made as follows. If the capital raise is less than or equal to $2 million, then 25% of the capital raise shall be paid against the First Principal Payment; if the capital raise is greater than $2 million and less than or equal to $3 million, then $250,000 shall be paid against the First Principal Payment; and if the capital raise is greater than $3 million, then $500,000 shall be paid against the First Principal Payment. The Company paid $750,000 during the nine months ended July 31, 2023.

10.2	0% stated rate note payable to PBIC with original principal amount of $800,000 and Harvest-based payments (settled)

On September 9, 2021, the Company entered into the PBIC Note, an unsecured promissory note agreement with PBIC, a formerly related party, in the amount of $800,000, which was to be fully advanced by September 30, 2021. During the year ended October 31, 2022, $100,000 was received (through October 31, 2021 - $600,000). The PBIC Note was to mature on December 15, 2022, with payments commencing January 15, 2022, and continuing through and including December 15, 2022. The terms required the Company to make certain participation payments to the lender based on a percentage monthly sales of cannabis flower sold from the Company’s Harvest (sun-grown A-flower 2021 harvest), less 15% of such amount to account for costs of sales. The percentage was determined by dividing 2,000 by the total volume of pounds of the Harvest, proportionate to principal proceeds. A portion of these payments were to be used to pay down the outstanding principal on a monthly basis. The PBIC Note would have automatically terminated when the full amount of any outstanding principal plus the applicable participation payments were paid prior to the maturity date. Should the participation payments have fully repaid the principal amount prior to the maturity date then the PBIC Note would have automatically terminated. The PBIC Note bore no stated rate of interest, and in the event of default, would have born interest at 15% per annum. The PBIC Note was reported at amortized cost using an effective interest rate of approximately 1.9%.

On June 20, 2022, the Company announced the settlement of the PBIC Note, which had a principal balance owing of $700,000. The Company agreed to transfer its PBIC Shares (the Company’s ownership of 2,362,204 common shares of PBIC), to the Creditor (2766923 Ontario Inc.), to which PBIC sold and assigned the PBIC Note. In exchange, the Creditor provided forgiveness and settlement of all amounts owing in connection with the PBIC Note. The Company reported a gain on debt settlement of $449,684 as a result of the settlement.

10.3	10% note payable owed by Golden Harvests with original principal amount of $250,000

On May 1, 2021, the Company assumed a note payable owed by Golden Harvests (Note 5) with a carrying value of $227,056. The note is for a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 14, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 33%.

Pg 18 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

10.4	10% note payable owed by GR Distribution with original principal amount of $250,000

On January 27, 2021, debt was issued by GR Distribution with a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 27, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

10.5	10% note payable owed by GR Gardens with original principal amount of $150,000 (settled)

On December 2, 2020, debt was issued by GR Gardens with a principal amount of $150,000, interest accrued at 10% per annum, and a maturity date of December 31, 2021. Interest and principal are payable upon maturity. The maturity date was extended by six-months for a fee of $1,000 per $10,000 of principal extended, which was $75,000.

10.6	10% note payable owed by GR Distribution with original principal amount of $125,000

On November 23, 2020, debt was issued by GR Distribution with a principal amount of $125,000, interest paid monthly at 10% per annum, and a maturity date of November 23, 2023. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $125,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

10.7	0% stated rate note payable by Canopy with original principal amount of $600,000 and royalty payments to lenders

On March 20, 2020, debt with a principal amount of $600,000 was received under a secured debt investment of $600,000). It carries a two-year term, with monthly payments of principal commencing June 15, 2020, and with payments calculated at 1% of cash sales receipts of Golden Harvests. Once the principal is repaid, each investor receives a monthly royalty of 1% per $100,000 invested of cash receipts for sales by Golden Harvests. The royalty commenced in December 2021, at which time principal was repaid, and is payable monthly a period of two years. The royalty maximum is two times the amount of principal invested, and the royalty minimum is equal to the principal loaned. The Company has the right, but not the obligation, to purchase terminate royalty payments from any lender by paying an amount equal to the original principal invested by such lender. The debt is reported at the carrying value of the probability-weighted estimated future cash flows of all payments under the agreement at amortized cost using the effective interest method, at an effective interest rate of approximately 73%. A portion of this debt is due to related parties (Note 17.4).

10.8	Accrued interest payable

Accrued interest payable on long-term debt at July 31, 2023 was $Nil (October 31, 2022 - $Nil).

Pg 19 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

11.	Convertible Debentures

Transactions relating to the Company’s convertible debentures for the nine months ended July 31, 2023, include the following:

	Note
Movement in convertible debt	11.1	11.2	Total $
Balance - October 31, 2022	-	-	-
Additions to debt	2,000,000	5,000,000	7,000,000
Derivative liability recognition	(783,856)	(3,242,663)	(4,026,519)
Interest accretion	235,066	36,641	271,707
Debt payments	(105,000)	-	(105,000)
Balance - July 31, 2023	$1,346,210	1,793,978	$3,140,188
Current portion	-	-	-
Non-current portion	1,346,210	1,793,978	3,140,188

11.1	9% convertible debentures with original principal amount of $2,000,000

On December 5, 2022, the Company announced the closing of a non-brokered private placement of the December Convertible Debentures with an aggregate principal amount of $2,000,000. The December Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 36 months from the date of issue. The December Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.20 per common share. Additionally, on closing, the Company issued to the Purchasers of the December Convertible Debentures an aggregate of 6,716,499 Warrants, that represents 50% coverage of each Purchaser’s Convertible Debenture investment. The December Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of $0.25 CAD per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days. The December Convertible Debentures and December Warrants issued pursuant to the private placement (and the underlying common shares) were subject to a statutory hold period of four months and one day from the closing date.

The conversion feature of the December Convertible Debentures gives rise to the derivative liability reported on the statement of financial position at July 31, 2023. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes pricing model. The fair value of the derivative liability at July 31, 2023, was estimated to be $1,390,654 (October 31, 2022 - $Nil) using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	4.4%
Expected life	2.3 years
Expected volatility	99%

Pg 20 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

11.2	9% convertible debentures with original principal amount of $5,000,000

On July 13, 2023, the Company announced the closing of a non-brokered private placement of unsecured the July Convertible Debentures with an aggregate principal amount of $5,000,0000. The Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 48 months from the date of issue. The July Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.24 per common share, at any time on or prior to the maturity date. Additionally, on closing, the Company issued to the Subscribers of the July Convertible Debentures an aggregate of 13,737,500 July Warrants, that represents one-half of one warrant for each CAD$0.24 of Principal amount subscribed. The July Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of CAD$0.28 per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days. The July Warrant expiry date will be accelerated to 90 days following notice of the acceleration.

The conversion feature of the July Convertible Debentures gives rise to the derivative liability reported on the statement of financial position at July 31, 2023. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes pricing model. The fair value of the derivative liability at July 31, 2023, was estimated to be $3,317,540 (October 31, 2022 - $Nil) using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	4.0%
Expected life	3.95 years
Expected volatility	99%

12.	Share Capital and Shares Issuable

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

During the nine months ended July 31, 2023, the following share transactions occurred:

12.1	200,000 common shares issued to settle shares issuable

On January 10, 2023, the Company issued 200,000 common shares with an aggregate fair value of $35,806, which was reported as issuable as at October 31, 2022, which represented a portion of consideration for the acquisition of Golden Harvests (Note 5).

During the nine months ended July 31, 2022, the following share transactions occurred:

12.2	529,335 common shares issued to employees, directors, and/or consultants

The Company issued 529,335 common shares with a fair value of $59,796 for employment compensation, director services and consulting services.

Pg 21 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

12.3	13,166,400 common shares issued in Private Placement for proceeds of $1,300,000

On December 9, 2021, the Company closed the Private Placement, a non-brokered private placement of common shares, for total gross proceeds of $1,300,000 (CDN$1,645,800). The Private Placement resulted in the issuance of 13,166,400 common shares of Grown Rogue at a purchase price of CAD$0.125 per share. All common shares issued pursuant to the Private Placement were subject to a hold period of four months and one day. The CEO of Grown Rogue invested $300,000 in the Private Placement and received 3,038,400 common shares of the Company.

13.	Warrants

The following table summarizes the warrant activities for the nine months ended July 31, 2023:

	Number	Weighted Average Exercise Price (CAD$)
Balance - October 31, 2021	56,919,787	0.22
Expiration of warrants pursuant to convertible debt deemed re-issuance	(8,409,091)	0.16
Expiration of warrants issued pursuant to private placement to CGOC	(15,000,000)	0.13
Balance – October 31, 2022	33,510,696	0.28
Issuance pursuant to the December Convertible Debentures (Note 11.1)	6,716,499	0.25
Issuance pursuant to the July Convertible Debentures (Note 11.2)	13,737,500	0.28
Expiration of warrants pursuant to Feb 2021 subscriptions	(8,200,000)	0.20
Expiration of warrants pursuant to the Offering (Special warrant issue)	(23,162,579)	0.30
Expiration of warrants pursuant to terminate purchase agreement	(2,148,117)	0.44
Balance – July 31, 2023	20,453,999	0.27

As at July 31, 2023, the following warrants were issued and outstanding:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.25	6,716,499	2.34	December 2, 2025
0.28	13,737,500	2.95	July 13, 2026
0.27	20,453,999	2.75

13.1	Agent Warrant

On March 5, 2021, as consideration for the services rendered the Agent to the Offering (a brokered private placement of special warrants), the Company issued to the Agent an aggregate of 1,127,758 Broker Warrants of the Company exercisable to acquire 1,127,758 Compensation Options for no additional consideration. As consideration for certain advisory services provided in connection with the Offering, the Company issued to the Agent an aggregate of 113,500 Advisory Warrants exercisable to acquire 113,500 Compensation Options for no additional consideration. The Broker Warrants and Advisory Warrants are collectively referred to as the Agent Warrants.

Pg 22 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

Each Compensation Option entitled the holder thereof to purchase one Compensation Unit of the Company at the Issue Price of CAD$0.225 for a period of twenty-four (24) months. Each Compensation Unit was comprised of one common share and one Compensation Warrant. Each Compensation Warrant entitled the holder thereof to purchase one common share in the capital of the Company at a price of CAD$0.30 for twenty-four (24) months. The Agent Warrants expired on March 5, 2023.

13.2	Goodness Growth Consulting Agreement

The Consulting Agreement with Goodness Growth was executed as of May 24, 2023, whereby GR Unlimited will support Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota (Note 2.5).

As part of this strategic agreement, Goodness Growth is obligated to issue 10,000,000 warrants to purchase 10,000,000 subordinate voting shares of Goodness Growth to the Company, with a strike price equal to CAD$0.317 (US$0.233), being a 25.0 percent premium to the 10-day VWAP of Goodness Growth’s subordinate voting shares prior to the effective date of the Consulting Agreement. Similarly, the Company will issue 8,500,000 warrants to purchase 8,500,000 common shares of the Company to Goodness Growth, with a strike price equal to CAD$0.225 (US$0.166), being a 25.0 percent premium to the 10-day VWAP of the Company’s common shares prior to the effective date of the Consulting Agreement. These warrants have not been granted as of July 31, 2023, but were considered to be accrued as warrants receivable of $1,232,253 and warrants payable of $1,232,253.

The Company measured these warrants at fair value of the Goodness Growth warrants on the effective date, May 24, 2023, using the Black-Scholes pricing model with the following inputs.

Exercise (strike) price	0.328
Risk-free interest rate	3.57%
Expected life	5 years
Expected volatility	99%

As these warrants have not been exchanged, the warrants receivable and warrants payable have not been remeasured as at July 31, 2023. Upon issuance, management will remeasure these instruments at each reporting date.

Pg 23 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

14.	Stock Options

The following table summarizes the stock option movements for the nine months ended July 31, 2023:

	Number	Exercise price (CAD$)
Balance - October 31, 2021	5,765,000	0.20
Granted to employees	605,000	0.15
Forfeitures by service provider	(500,000)	0.44
Forfeitures by employees	(960,000)	0.15
Balance – October 31, 2022	4,910,000	0.18
Granted to employees	3,650,000	0.15
Granted to service providers	2,750,000	0.15
Expiration of options to employees	(155,000)	0.15
Expiration of options to employees	(75,000)	0.22
Balance – July 31, 2023	11,080,000	0.16

14.1	Stock options granted

During the nine months ended July 31, 2023, 6,400,000 options were granted (2022 – 605,000) to employees.

The fair value of the options granted during the nine months ended July 31, 2023, was approximately $401,410 (CAD$535,642) which was estimated at the grant dates based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	3.89%
Expected life	4.0 years
Expected volatility	86%

The vesting terms of options granted during the nine months ended July 31, 2023, are set out in the table below:

Number granted	Vesting terms
400,000	Fully vested on grant date
6,000,000	Vest on one year anniversary of grant date
6,400,000

Pg 24 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

14.2	Stock options issued and outstanding

As at July 31, 2023, the following stock options were issued and outstanding:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,945,000	1,882,500	0.9	July 2024
0.15	200,000	200,000	1.3	November 2024
0.30	1,000,000	850,000	1.8	April 2025
0.16	1,150,000	1,150,000	1.8	May 2025
0.15	85,000	85,000	2.3	November 2025
0.15	300,000	150,000	2.7	April 2026
0.15	6,400,000	400,000	3.4	January 2027
0.18	11,080,000	4,717,500	2.6

15.	Changes in Non-Cash Working Capital

The changes to the Company’s non-cash working capital for the nine months ended July 31, 2023, and 2022 are as follows:

Nine months ended July 31,	2023	2022
	$	$
Accounts receivable	(632,236)	(269,094)
Inventory & biological assets	(370,278)	(377,306)
Prepaid expenses and other assets	(113,482)	(35,769)
Accounts payable and accrued liabilities	(202,462)	(386,275)
Interest payable	-	(13,750)
Income tax payable	55,024	39,734
Unearned revenue	60,102	(92,915)
Total	(1,203,332)	(1,135,375)

16.	Supplemental Cash Flow Disclosure

Nine months ended July 31,	2023	2022
	$	$
Interest paid	272,730	322,169
Fair value of common shares issued & issuable for services	-	59,796
Right-of-use assets acquired through leases (Note 7)	2,546,807	888,209
Note payable to HSCP used to acquire assets (Note 6.1)	-	1,250,000

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

17.	Related Party Transactions

During the nine months ended July 31, 2023, the Company incurred the following related party transactions.

17.1	Transactions with CEO

Through its wholly owned subsidiary, GRU Properties, the Company leases Trail, owned by the Company’s President and CEO. The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $54,000 were incurred for nine months ended July 31, 2023. The lease liability for Trail at July 31, 2023, was 153,125 (October 31, 2022 - $193,312).

During the year ended October 31, 2021, the Company leased Lars, a facility which is beneficially owned by the CEO, and is located in Medford, Oregon with a term through June 30, 2026. Lease charges for Lars of $142,295 (2022 - $138,150) were incurred for the nine months ended July 31, 2023. The lease liability for Lars at July 31, 2023, was $506,053 (October 31, 2022 - $607,900).

During the year ended October 31, 2021, the CEO leased equipment to the Company, which had a balance due of $Nil at July 31, 2023 (October 31, 2022 - $9,433). Lease payments of $9,971 were made against the equipment leases during the nine months ended July 31, 2023 (2022 - $22,889).

Leases liabilities payable to the CEO were $659,178 in aggregate at July 31, 2023 (October 31, 2022 - $810,645).

The CEO earned a royalty of 2.5% of sales of flower produced at Trail through December 31, 2021, at which time the royalty terminated. The CEO earned royalties of $Nil during the nine months ended July 31, 2023 (2022 - $305).

During the year ended October 31, 2022, the Company settled $62,900 in long-term liabilities due to the CEO as part of the CEO’s total $300,000 subscription to a non-brokered private placement of common shares (Note 12.3). During the year ended October 31, 2021, the Company settled $162,899 in long-term accrued liabilities due to the CEO by way of a payment of $62,899 and $100,000 attributed to the CEO’s subscription to a non-brokered private placement on February 5, 2021.

17.2	Transactions with spouse of CEO

During the nine months ended July 31, 2023, the Company incurred expenses of $73,077 (2022 - $45,000) for services provided by the spouse of the CEO. At July 31, 2023, accounts and accrued liabilities payable to this individual were $3,846 (October 31, 2022 - $1,154). The spouse of the CEO was granted 500,000 options during the nine months ended July 31, 2023.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

17.3	Transactions with key management personnel

Key management personnel consists of the President and CEO; the CFO, the COO, and the SVP of the Company. The compensation to key management is presented in the following table:

Nine months ended July 31,	2023	2022
	$	$
Salaries and consulting fees	485,823	490,567
Share-based compensation	-	13,043
Stock option expense	105,846	5,723
Total	591,669	509,333

Stock options granted to key management personnel and close family members of key management personnel include the following. During the nine months ended July 31, 2023, 1,500,000 options were granted to the CEO; 750,000 options were granted to the CFO; and 750,000 options were granted to the SVP. During the year ended October 31, 2022, no options were granted to key management personnel. During the year ended October 31, 2021: 500,000 options were granted to the COO, which expired following the COO’s resignation.

Compensation to directors during the nine months ended July 31, 2023, was $13,500, (2022 – fees of $13,500 and common share issuances of 273,750 common shares with a fair value of $20,562).

Accounts payable, accrued liabilities, and lease liabilities due to key management at July 31, 2023, totaled $804,403 (October 31, 2022 - $947,233).

17.4	Debt balances and movements with related parties

The following table sets out portions of debt pertaining to related parties:

	CEO	SVP	Director	COO	Total
	$	$	$	$	$
Balance - October 31, 2021	65,539	131,078	196,617	163,750	556,984
Borrowed	-	-	-	-	-
Interest	24,621	49,242	73,863	1,250	148,976
Payments	(43,361)	(86,717)	(130,076)	(165,000)	(425,154)
Balance - October 31, 2022	46,799	93,603	140,404	-	280,806
Borrowed	-	-	-	-	-
Interest	13,572	27,144	40,717	-	81,433
Payments	(41,143)	(82,285)	(123,428)	-	(246,856)
Balance – July 31, 2023	19,228	38,462	57,693	-	115,383

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, SVP, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan, respectively; third parties obtained 4% as part of the agreements, such that GR Michigan has a 13% non-controlling interest (Note 22.2). These parties, except the CEO, obtained the same interests in Canopy; the CEO obtained 92.5% of Canopy Management, of which 87% was acquired by the Company in January 2023 (Note 22.3); all payments necessary for the Company to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests.

Pg 27 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

18.	Financial Instruments

18.1	Market Risk (including interest rate risk and currency risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

18.1.1	Interest Rate Risk

At July 31, 2023, the Company’s exposure to interest rate risk relates to long-term debt and finance lease obligations; each of these items bears interest at a fixed rate.

18.1.2	Currency Risk

As at July 31 2023, the Company had accounts payable and accrued liabilities of CAD$348,684. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

18.2	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is assessed on a case-by-case basis and a provision is recorded where required.

The carrying amount of cash, accounts receivable, and other receivables represent the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	July 31, 2023	October 31, 2022
	$	$
Cash	8,482,768	1,582,384
Accounts Receivable	2,276,195	1,643,959
Total	10,758,963	3,226,343

The allowance for doubtful accounts at July 31, 2023, was $337,039 (October 31, 2022 - $264,719).

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

As at July 31, 2023 and October 31, 2022, the Company’s trade accounts receivable and other receivable were aged as follows:

	July 31, 2023	October 31, 2022
	$	$
Current	1,030,191	872,100
1-30 days	615,236	336,149
31 days-older	866,517	614,022
Total trade accounts receivable	2,511,944	1,822,271
Other receivables	101,290	86,407
Provision for bad debt	(337,039)	(264,719)
Total accounts receivable	2,276,195	1,643,959

18.3	Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At July 31, 2023, the Company’s working capital accounts were as follows:

	July 31, 2023	October 31, 2022
	$	$
Cash	8,482,768	1,582,384
Current assets excluding cash	8,664,499	6,327,629
Total current assets	17,147,267	7,910,013
Current liabilities	(10,840,393)	(5,315,904)
Working capital	6,306,874	2,594,109

The contractual maturities of the Company’s liabilities occur over the next five years are as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	1,720,596	-	-
Lease liabilities	920,118	1,456,189	1,028,408
Convertible debentures	-	-	3,140,188
Debt	1,445,050	199,391	-
Business acquisition consideration payable	360,000	-	-
Unearned revenue	88,126	-	-
Derivative liability	4,708,194	-	-
Warrants payable	1,232,253
Income tax	366,056	-	-
Total	10,840,393	1,655,580	4,168,596

Pg 29 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

18.4	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, prepaid and other assets, accounts payable and accrued liabilities, current portions of debt and debentures payable, unearned revenue, and interest payable approximate their fair values because of the short-term nature of these items.

18.5	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the financial instruments at July 31, 2023, are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
		$	$
Financial Assets
Cash	Level 1	8,462,768	-
Accounts receivable	Level 2	2,276,195	-
Warrants receivable	Level 2		1,252,253

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	1,720,596	-
Debt	Level 2	1,644,441	-
Convertible debentures	Level 2	3,140,188
Business acquisition consideration payable	Level 2	360,000	-
Warrants payable	Level 2		1,252,253
Derivative liabilities	Level 2	-	4,708,194

During the nine months ended July 31, 2023, there were no transfers of amounts between levels.

Pg 30 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

19.	General and Administrative Expenses

General and administrative expenses for the three and nine months ended July 31, 2023, and 2022 are as follows:

	Three months ended July 31,		Nine months ended July 31,
	2023	2022	2023	2022
Office, banking, travel, and overheads	$563,787	$451,334	$1,530,868	$1,423,526
Professional services	153,111	26,443	377,474	274,687
Salaries and benefits	924,827	730,115	2,676,146	2,583,138
Total	$1,641,725	$1,207,892	$4,584,488	$4,281,351

20.	Capital Disclosures

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

-	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern.

-	to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and

-	to raise sufficient capital to meet its general and administrative expenditures.

The Company manages its capital structure and makes adjustments to, based on the general economic conditions, the Company’s short-term working capital requirements, and its planned capital requirements and strategic growth initiatives.

The Company’s principal source of capital is from the issuance of common shares and debt. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company does not have any externally imposed capital requirements.

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

21.	Segment Reporting

Geographical information relating to the Company’s activities is as follows:

Segments	Oregon	Michigan	Services	Total
	$	$	$	$
Non-current assets other than financial instruments:
As at July 31, 2023	5,883,009	4,172,251	-	10,055,260
As at October 31, 2022	4,719,260	3,741,309	-	8,460,569

Nine months ended July 31, 2023:
Net revenue	8,105,381	8,235,308	490,205	16,830,894
Gross profit (loss)	3,082,668	4,913,667	265,569	8,261,904
Gross profit (loss) before fair value adjustments	3,489,200	4,701,680	265,569	8,456,449

Nine months ended July 31, 2022:
Net revenue	6,149,157	6,535,491	-	12,684,648
Gross profit (loss)	2,742,674	3,738,336	-	6,481,010
Gross profit (loss) before fair value adjustments	2,654,259	3,939,323	-	6,593,582

Three months ended July 31, 2023:
Net revenue	3,240,946	2,835,706	219,065	6,295,717
Gross profit (loss)	1,100,136	1,927,032	119,853	3,147,021
Gross profit (loss) before fair value adjustments	1,338,364	1,690,317	119,853	3,148,534

Three months ended July 31, 2022:
Net revenue	2,402,773	1,849,035	-	4,251,808
Gross profit (loss)	757,154	1,187,431	-	1,944,585
Gross profit (loss) before fair value adjustments	925,673	1,099,542	-	2,025,215

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the three months ended July 31, 2023, no customer accounted for more than 10% of revenues (Q3 2022 – one major customer accounted for 17% of annual revenues). During the nine months ended July 31, 2023, one major customer accounted for 10% of revenues (2022 – two major customers accounted for 25% of revenues).

Pg 32 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

22.	Non-controlling Interests

The changes to the non-controlling interest for the nine months ended July 31, 2023, and the year ended October 31, 2022 are as follows:

	July 31, 2023	October 31, 2022
	$	$
Balance, beginning of period	2,006,479	2,033,986
Non-controlling interest’s 40% share of Idalia	-	-
Non-controlling interest’s 13% share of GR Michigan	-	-
Non-controlling interest’s 100% share of Canopy	(220,315)	(27,507)
Acquisition of 87% of Canopy	(893,483)	-
Balance, end of period	892,681	2,006,479

22.1	Non-controlling interest in Idalia

The following is summarized financial information for Idalia:

	July 31, 2023	October 31, 2022
	$	$
Net loss for the period	-	-

22.2	Non-controlling interest in GR Michigan:

	July 31, 2023	October 31, 2022
	$	$
Current assets	-	-
Net loss for the period	-	-

Nine percent (9%) of GR Michigan is owned by officers and directors of the Company; this ownership is pursuant to an agreement that included their loans made to GR Michigan (Note 17.4), and 4% of GR Michigan owned by a third party. The total non-controlling ownership, including ownership by officers and directors, is 13%.

22.3	Non-controlling interest in Canopy

	July 31, 2023	October 31, 2022
	$	$
Current assets	3,740,065	3,200,701
Non-current assets	4,172,250	3,741,309
Current liabilities	2,325,431	2,337,695
Non-current liabilities	555,112	715,461
Net loss for the period attributed to non-controlling interest	(220,315)	(27,507)

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Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

In January of 2023, GR Unlimited exercised its option to acquire 87% of the membership units of Canopy from the CEO. Prior to this, ninety-six percent (96%) of Canopy was owned by officers and directors of the Company, and four percent (4%) was owned by a third party. Ownership by officers and directors, excluding the CEO, was pursuant to agreements which caused their ownership of Canopy to be equal to their ownership in GR Michigan (Note 22.2), which total 3.5%. The CEO owned 92.5% of Canopy, which was analogous to the CEO’s 5.5% ownership of GR Michigan, and an additional 87% of Canopy, which was and is equal to the Company’s 87% ownership of GR Michigan. Following GR Unlimited’s acquisition of 87% of the membership units of Canopy in January of 2023, Canopy became owned 87% by GR Unlimited; 7.5% by officers and directors; and 5.5% by the CEO.

23.	Legal Matters

On September 22, 2022, the U.S. Securities and Exchange Commission issued an Order Instituting Proceedings pursuant to Section 12(j) of the Securities Exchange Act of 1934, against the Company alleging violations of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, by failing to timely file periodic reports. Section 12(j) authorizes the U.S. Securities and Exchange Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the U.S. Securities and Exchange Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Securities Exchange Act of 1934, as amended, or the rules promulgated thereunder. The Company has filed an answer to the Order Instituting Proceedings and is seeking a hearing in the matter. The Company is currently fully compliant with all of their filings, is vigorously defending itself in the matter, and is preparing to re-register its security if necessary.

24.	Subsequent events

24.1	Second and final tranche of the July Convertible Debentures

On August 17, 2023, the Company announced that it had closed the second and final tranche of a non-brokered private placement of unsecured convertible debentures for gross proceeds of US$1,000,000, for a total aggregate principal amount under both tranches of $6,000,000 of the July Convertible Debentures. Additionally, on closing, the Company issued to Subscribers under the second tranche an aggregate of 2,816,250 common share purchase warrants. The terms of the convertible debentures and warrants issued as part of this second tranche are the same as those issued in the July Convertible Debentures and July Warrants (Note 11.2).

24.2	Partial conversion of the December Convertible Debentures

On September 1, 2023, the Company announced that a debenture holder converted an aggregate of $1,500,000 of the $2,000,000 convertible debentures that mature on December 5, 2025 (Note 11.1). The conversion resulted in the issuance of 10,151,250 common shares of the Company at a price of CAD$0.20 per share in accordance with the terms of the December Convertible Debentures. The early retirement of the debt will save the Company over $300,000 in interest payments over the length of the term.

Pg 34 of 35

Grown Rogue International Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended July 31, 2023, and 2022

Unaudited - Expressed in United States Dollars, unless otherwise indicated

On September 6, 2023, a debenture holder converted an aggregate of $150,000 of the convertible debentures that mature on December 5, 2025 (Note 11.1). The conversion resulted in the issuance of 1,022,025 common shares of the Company at a price of CAD$0.20 per share in accordance with the terms of the December Convertible Debentures. The early retirement of the debt will save the Company over $30,000 in interest payments over the length of the term.

Pg 35 of 35